Astoria Financial Corporation Senior Unsecured Notes Offering June 2017 NYSE : AF Issuer Free Writing Prospectus Filed pursuant to Rule 433 Registration No. 333 - 204555 Dated June 5, 2017

Forward Looking Statements

Cautionary Statements Regarding Forward-Looking Information

This presentation contains a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by the use of such words as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "outlook," "plan," "potential," "predict," "project," "should," "will," "would," and similar terms and phrases, including references to assumptions.

Forward-looking statements are based on various assumptions and analyses made by us in light of our management's experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond our control) that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. These factors include, without limitation, the following: the timing and occurrence or non-occurrence of events that may be subject to circumstances beyond our control; increases in competitive pressure among financial institutions or from non-financial institutions; changes in the interest rate environment; changes in deposit flows, loan demand or collateral values; changes in accounting principles, policies or guidelines; changes in general economic conditions, either nationally or locally in some or all areas in which we do business, or conditions in the real estate or securities markets or the banking industry; legislative or regulatory changes, including those that may be implemented by the new administration in Washington, D.C.; supervision and examination by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the Consumer Financial Protection Bureau; effects of changes in existing U.S. government or government-sponsored mortgage programs; our ability to successfully implement technological changes; our ability to successfully consummate new business initiatives; litigation or other matters before regulatory agencies, whether currently existing or commencing in the future; or our ability to implement enhanced risk management policies, procedures and controls commensurate with shifts in our business strategies and regulatory expectations.

This presentation may also contain forward-looking statements about the benefits of the proposed merger with Sterling Bancorp ("Sterling"), including future financial and operating results of Sterling, Astoria or the combined company following the merger, the combined company's plans, objectives, expectations and intentions, the expected timing of the completion of the merger, financing plans and the availability of capital, the likelihood of success and impact of litigation and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time. The following factors, among others, could cause actual results to differ materially from forward-looking statements: the inability to close the merger in a timely manner; the failure to complete the merger due to the failure of Sterling or Astoria common stockholders to approve the Sterling or Astoria merger proposals; failure to obtain applicable regulatory approvals and meet other closing conditions to the merger on the expected terms and schedule; the potential impact of announcement or consummation of the proposed merger on relationships with third parties, including customers, employees, and competitors; business disruption following the merger; difficulties and delays in integrating the Sterling and Astoria businesses or fully realizing cost savings and other benefits; Sterling's potential exposure to unknown or contingent liabilities of Astoria; the challenges of integrating, retaining, and hiring key personnel; failure to attract new customers and retain existing customers in the manner anticipated; the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger; any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems; changes in Sterling's stock price before closing, including as a result of the financial performance of Astoria prior to closing; operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which Sterling and Astoria are highly dependent; changes in legislation, regulation, policies, or administrative practices, whether by judicial, governmental, or legislative action, including, but not limited to, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection, and insurance, and the ability to comply with such changes in a timely manner;

ASTORIA FINANCIAL CORPORATION 2

Forward Looking Statements (continued) 3 changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury an d the Board of Governors of the Federal Reserve System; changes in interest rates, which may affect Sterling’s or Astoria’s net income, prepayment penalt y i ncome, mortgage banking income, and other future cash flows, or the market value of Sterling’s or Astoria’s assets, including its investment securiti es; changes in accounting principles, policies, practices, or guidelines; changes in Sterling’s credit ratings or in Sterling’s ability to access the capital marke ts; natural disasters, war, or terrorist activities; and other economic, competitive, governmental, regulatory, technological, and geopolitical factors affecting Ster lin g’s or Astoria’s operations, pricing, and services . This presentation includes the non - GAAP financial measures “tangible common equity” and “core profitability” which are intended to su pplement, not substitute for, the comparable GAAP measures. The definition of tangible common equity and the definition of core profitability are provided herein. Investors are urged to consider carefully the comparable GAAP measures and the reconciliation to the measures provided. Astoria has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary pros pec tus supplement and the other documents incorporated by reference therein that Astoria has filed with the SEC , including its Annual Report on Form 10 - K for the year ended December 31, 2016, its Quarterly Report on Form 10 - Q for the quarter ended March 31, 2017, and the joint proxy statement/prospectus on Schedule 14A relating to the proposed merger, for more complete information about Astoria and the offering. Investors may obtain these documents without charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and the prospectus relating t o t he offering may be obtained from Astoria or Sandler O’Neill + Partners, L.P., 1251 Avenue of the Americas, 6th Floor, New York, NY 10020, (866) 805 - 4128. The pro forma financial data included in this presentation is presented for illustrative purposes only and does not necessari ly indicate the financial results of the combined companies had the companies actually been combined as of the periods presented. The pro forma financial data also do es not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expe nse efficiencies or asset dispositions, among other factors. Additionally, the adjustments made in the pro forma financial data are preliminary and may be revised. Additional Information About the Proposed Merger and Where to Find It On March 6, 2017, Astoria entered into a merger agreement with Sterling, which provides for the merger of Astoria with and in to Sterling. In connection therewith, Sterling has filed a registration statement on Form S - 4 with the SEC, which includes a joint proxy statement of Astoria and Sterling and a prospectus of Sterling, and each party has and will file other documents regarding the proposed m erger with the SEC. A definitive joint proxy statement/prospectus has been sent to Astoria's stockholders seeking required stockholder approvals. Before making any voting or investment decision, investors and security holders of Astoria are urged to carefully read the entire registration statement and joint proxy statement/prospectus with respect to the proposed merger as well as any amendments or supplements to these documents, because they will contain important information about the proposed merger. The documents filed by Sterling and Astoria with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Astoria may be obtained free of charge at Astoria’s website at ir.astoriabank.com. Alternatively, these documents, when available, can be obtained free of charge from Astoria upon written request to Astoria Financial Corporation, Attn: Investor Relations, One Astoria Bank Plaza, Lake Success, New York 11 042 or by calling (516) 327 - 3000.

Offering Summary 4 Issuer : Ticker / Exchange: Security: Total Offering Size: Maturity: Current Issuer Credit Ratings: Coupon: Use of Proceeds: Expected Pricing: Bookrunner : Co - Manager: Astoria Financial Corporation Senior Unsecured Notes AF / NYSE To be determined Three Years $200 Million Moody’s: Baa3/Negative; S&P: BBB - /Stable To repay $250 million 5.000% Senior Notes due June 19, 2017 and for general corporate purposes Macquarie Capital (USA) Inc. Week of June 5, 2017 Sandler O’Neill + Partners, L.P.

Attractive and Stable Franchise Disciplined Lending Conservative Corporate Strategy Strategy and Business Fundamentals 5 (1) Deposit market share based on FDIC Summary of Deposits as of June 30, 2016; Core market includes Long Island market consisting of Kings, Queens, Nassau and Suffolk counties. (2) Refers to net income recalculated to exclude net realized gains and losses on securities, amortization of intangibles and impairment of goodwill, and other nonrecurring items. Core profitability is a non - GAAP financial measure. • Core competencies – Mortgage lending – Retail banking – Business banking • Reposition asset/liability mix – Focus on multi - family & commercial real estate loans – Expand business banking presence – Increase core deposits, decrease CDs • Disciplined cost control • Multi - family & commercial real estate lending – High quality – Approximately 85% of multi - family loan portfolio and pipeline loans are subject to rent control or rent stabilization – Low LTVs • Residential lending – Geographically diverse loan portfolio – Low LTVs & no sub - prime , payment option or negative amortization loans – Primarily jumbo 5/1 and 7/1 ARMs and 15 year fixed rate loans • Significant deposit market share (1) • Core market is more densely populated and wealthier than U.S. average (1) • Experienced management team • Significant community involvement through funding and volunteer efforts Strong Leadership and Culture • 23 consecutive years of core profitability as a public company (2) • Stable and healthy credit metrics throughout the financial crisis • Well capitalized balance sheet

Financial Information (1) Corporate Profile 6 Total Assets ($000) $14,342,610 Gross Loans ($000) $10,200,966 Total Deposits ($000) $8,990,247 Total Equity ($000) $1,723,964 ROAA (%) 0.40% ROATCE (%) 3.48% Net Interest Margin (%) 2.37% TCE / TA (%) 9.95% Leverage Ratio (%) 11.12% Tier 1 Ratio (%) 19.60% Total Risk - Based Ratio (%) 20.62% NPAs / Assets (%) 1.07% NCOs / Average Loans (%) 0.04% Reserves / Loans (%) 0.81% • Astoria Financial is the holding company for Astoria Bank (established in 1888), and is the eighth largest publicly traded financial institution in our core market • Strong retail banking franchise in core Long Island market, along with branches in Manhattan and Westchester • Multi - family, CRE and residential lending expertise • Recent business banking expansion • Well capitalized balance sheet • On March 6, 2017, Astoria entered into a definitive agreement to merge with Sterling Bancorp (NYSE: STL) in a stock - for - stock transaction (1) As of or for the three months ended March 31, 2017

Experienced Management Team 7 Role Age Years in Banking Monte N. Redman President & CEO Chief Executive Officer 66 43 Hugh J. Donlon Sr. EVP & CLO Chief Lending Officer 53 31 Alan P. Eggleston Sr. EVP & CRO Chief Risk Officer 63 37 Frank E. Fusco Sr. EVP & CFO Chief Financial Officer 54 28 Josie Callari Executive Vice President Chief Support Services Officer 64 45 Robert J. DeStefano Executive Vice President Chief Information Officer 58 38 Brian T. Edwards Executive Vice President Managing Director, Retail Banking Group 56 24

Strong Banking Footprint 8 Source: FDIC Summary of Deposits as of June 30, 2016; SNL Financial LC CORE MARKET (Kings, Queens, Nassau & Suffolk) Total Population – 7.9 Million (Exceeds population of 38 individual U.S. states) Total Deposits - $234.6 Billion Kings County (Brooklyn) Population: 2.7 million Median household income: $51K Deposits: $ 1.2 billion Branches: 12 Market share: 2% Queens County Population: 2.4 million Median household income: $61K Deposits: $ 2.2 billion Branches: 18 Market share: 4% Nassau County Population: 1.4 million Median household income: $103K Deposits: $3.4 billion Branches: 28 Market share: 5 % Suffolk County Population: 1.5 million Median household income: $92K Deposits: $ 2.0 billion Branches: 26 Market share: 4% Manhattan (NYC) Population: 1.7 million Median household income: $78K Deposits: $75.7 million Branches : 1 Westchester Population: 1.0 million Median household income: $88K Deposits: $0.3 billion Branches: 3 Market share: 0.4% Well Positioned in Core Long Island Market

Significant Market Share Penetration 9 *Astoria’s deposits highlighted above are comprised of retail and business community deposits. Astoria does not solicit broker or municipal deposits. Source: FDIC Summary of Deposits as of June 30, 2016; data represents the top ten institutions ranked by market share Brooklyn, Queens, Nassau and Suffolk Ranked by June 2016 Market Share ($ in millions) June 30, 2016 Market Number of Deposits Institution Deposits Share Branches Per Branch 1 Chase $54,232 23.1% 345 $157 2 Citibank 27,222 11.6 122 223 3 Capital One 25,464 10.9 159 160 4 NY Community Bancorp 15,602 6.7 118 132 5 TD Bank 15,496 6.6 119 130 6 Bank of America 12,184 5.2 118 103 7 HSBC 10,978 4.7 78 141 8 ASTORIA* 8,756 3.7 84 104 9 Signature Bank 8,384 3.6 15 559 10 Santander 7,570 3.2 38 199 Total - Top 10 $185,888 79.2% 1,196 $155 Total - Core Market $234,643 100.0% 1,728 $136

Leading Retail Banking Franchise 10 (1) Core deposits include savings, money market and checking accounts. (2) Average deposits for core Long Island offices do not include the Long Island City branch, which opened on November 30, 2015. • Changed name to Astoria Bank on June 1, 2014 – Better reflects our business as a diversified, full service community bank • $9.0 billion in deposits, 88 branch locations – Stable source of funds – weighted average rate: 0.29% – Core deposits (1) totaled $7.4 billion, or 82% of total deposits – 53 % of households that have a retail CD account with Astoria also have a low cost checking, savings or money market account relationship • 93% of depositors, with $8.0 billion in deposits, live within 5 miles of a branch • Community banking branches with over $100mm average retail and business community deposits – Long Island Offices (84) – Nassau (28), Suffolk (26), Queens (18), Brooklyn (12): Average Deposits of $104 Million (2) – Westchester Offices (3): Average Deposits of $103 Million – New York City Office (1): Opened March 31, 2014 – Deposits of $80 Million • Multiple delivery channels – ATMs, telephone, Internet and mobile banking

March 31, December 31, Residential 51% MF 40% CRE 7% Other 2% Residential 74% MF 18% CRE 6% Other 2% Core 62% CDs 38% Residential 52% MF 39% CRE 7% Other 2% Balance Sheet Repositioning Trend 11 Deposits Core 82% CDs 18% Loans 2017 2012 2016 Core 82% CDs 18% 2017 2012 2016

Net Interest Margin 12 2012Y 2013Y 2014Y 2015Y 2016Y Q12017 2.16% 2.25% 2.32% 2.36% 2.37% 2.37% 2012Y 2013Y 2014Y 2015Y 2016Y Q12017 Cost of interest - bearing liabilities 1.64% 1.24% 1.09% 1.00% 0.96% 0.96 % Yield on interest - earning assets 3.73% 3.41% 3.34% 3.29% 3.25% 3.24%

Interest Rate Risk Management • One year cumulative interest rate sensitivity gap at March 31, 2017: – POSITIVE 7.38% – At March 31, 2017, core deposits totaled $7.4 billion or 82% of total deposits • Net interest income sensitivity analysis over a one year horizon beginning April 1, 2017 – 200 basis points increase, through quarterly parallel increments, projected net interest income would decrease by approximately 2.01% – 100 basis point decrease , through quarterly parallel increments, projected net interest income would decrease by approximately 1.94% • Key balance sheet components at March 31, 2017 – Approximately $4.1 billion , or 41%, of mortgage portfolio matures or reprices in one year or less – Weighted average life of mortgage - backed securities portfolio of 4.3 years 13

• CDs were either issued or repriced during March 2017 with a weighted average rate of 0.52% • CDs scheduled to mature: – 2Q17: $0.3 billion with a weighted average rate of 0.46% – 3Q17: $0.1 billion with a weighted average rate of 0.61% – 4Q17: $0.1 billion with a weighted average rate of 0.63% • Borrowings scheduled to mature (1) : – 2Q17: $0.8 billion with a weighted average rate of 0.94% – 3Q17: $0.2 billion with a weighted average rate of 1.02% – 4Q17: None • Residential hybrid ARMs scheduled to reset into 1 year ARMs: – 2Q17: $0.6 billion with a weighted average rate of 3.48% – 3Q17: $0.6 billion with a weighted average rate of 3.57% – 4Q17: $0.6 billion with a weighted average rate of 3.72% Asset and Liability Repricing 14 (1) Excludes $250 million of Senior Notes due June 19, 2017 at a rate of 5.000%. (2) Does not foot due to rounding. $0.5 billion in CDs Weighted Average Rate: 0.53% $1.0 billion in Borrowings Weighted Average Rate: 0.95% $1.7 billion in Residential Hybrid ARMs (2) Weighted Average Rate: 3.59%

MF/CRE loan portfolio totaled $4.7 billion at March 31, 2017 and represents 47% of the total loan portfolio Multi - family/Commercial Real Estate Lending 15 (1) LTV ratios are based on current principal balances and original appraised values. (2) Based on March 31, 2017 Astoria Bank call report data. • $4.7 billion portfolio – 1Q17 originations of $95.0 million, with a weighted average LTV at origination of approximately 38% and weighted average debt service coverage ratio of approximately 1.37, all in footprint – Weighted average LTV (1) on total MF/CRE loan portfolio < 42% • Focus on rent controlled, rent stabilized apartments in New York City – Approximately 85% of the multi - family loan portfolio and pipeline loans are subject to rent control or rent stabilization – Pipeline of approximately $178.8 million at March 31, 2017 with weighted average coupon of approximately 3.66% • Bank level MF/CRE Loans / Total Risk - Based Capital: 256.1%² as of March 31, 2017

• $5.2 billion portfolio – Primarily prime, jumbo 5/1 and 7/1 hybrid ARMs and 15 year fixed rate loans – No sub - prime, payment option or negative amortization ARM lending – 1Q17 originations of $135.8 million with a weighted average LTV at origination of approximately 57% – Weighted average LTV (1) on total residential loan portfolio < 57% – Pipeline of approximately $140.3 million at March 31, 2017 • Geographically diversified portfolio – Reduces lending concentrations Residential Mortgage Lending 16 (1) LTV ratios are based on current principal balances and original appraised values.

Alt A (2) vs. Full Doc Interest - Only (1) vs. Amortizing Residential Loan Portfolio 17 (1) Interest - Only loans require borrowers to pay interest only during the first ten years of the loan term. No interest - only loans have been originated since 2010. (2) Alt A loans are comprised primarily of stated income, full asset loans. No Alt A loans have been originated since 2007. (3) Included in Alt A loans are $68.1 million of interest - only loans. 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 1Q17 $7.6 $7.4 $6.3 $5.1 $3.8 $3.0 $2.2 $1.5 $0.7 $0.3 $0.2 $4.0 $4.9 $5.6 $5.8 $6.8 $6.7 $5.8 $5.4 $5.3 $5.1 $5.0 $11.6 $12.3 $11.9 $10.9 $10.6 $9.7 $8.0 $6.9 $6.0 $5.4 $5.2 Interest-Only Amortizing 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 1Q17 $2.9 $2.5 $2.1 $1.8 $1.6 $1.4 $1.2 $1.0 $0.9 $0.7 $0.7 $8.7 $9.8 $9.8 $9.1 $9.0 $8.3 $6.8 $5.9 $5.1 $4.7 $4.5 $11.6 $12.3 $11.9 $10.9 $10.6 $9.7 $8.0 $6.9 $6.0 $5.4 $5.2 Alt A Full Doc ($ in billions ) (3)

Asset Quality 18 (1) LTV ratios are based on current principal balances and original appraised values. • Conservative underwriting, high quality loans, low LTV – $3.1 billion, or 59% of residential portfolio, originated 2008 through 1Q17 with a weighted average LTV of 54% (1) , substantially all of which are current – Residential I/O portfolio reduced by $1.8 billion, or 88.2%% over last 3 years ($370.6 million, or 60.1% over the last year alone) to $246.0 million at March 31, 2017 – High quality multi - family and commercial real estate loan portfolios ▪ Approximately 85% of multi - family loan portfolio and pipeline loans are subject to rent control or rent stabilization ▪ Average LTV for portfolio loans < 42% (1) • High quality mortgage - backed securities portfolio – 99.9% GSE/agency – Average life 4.3 years

Selected asset quality metrics at March 31, 2017, except as noted Asset Quality 19 (1) Includes $128.6 million of home equity loans. (2) Includes $26.6 million of residential loans, $3.1 million of multi - family loans and $4.3 million of CRE loans, in each case, which were current or less than 90 days past due. (3) Does not foot due to rounding. (4) Includes loans which were current totaling $27.9 million at March 31, 2017, $39.0 million at March 31, 2016 and $56.0 million at March 31 , 2015. Consumer & Multi-family Loan portfolio balance $ 5,247.5 $ 4,025.7 $ 701.1 $ 226.7 (1) $ 10,201.0 Non-performing loans (NPLs) (2) $ 125.6 $ 3.7 $ 6.6 $ 4.2 $ 140.0 (3) NPLs/total loans 1.23% 0.04% 0.06% 0.04% 1.37% Net loan charge-offs (recoveries) 1Q17 $ 1.2 $ 0.0 $ (0.1) $ 0.0 $ 1.1 Other Residential TotalCRE ($ in millions ) + = At March 31, 2015 $ 79.8 $ 63.4 $ 55.5 $ 118.9 $ 198.7 163.9 At March 31, 2016 $ 88.0 $ 49.3 $ 100.9 $ 150.2 $ 238.2 163.9 At March 31, 2017 $ 83.1 $ 34.1 $ 105.9 $ 140.0 $ 223.1 Delinquent Loans 30-89 Days Past Due NPLs 90 Days or More NPLs Less Than 90 Days Past Due (4) Past Due NPLs Total Delinquent Loans and NPLs Total Two year delinquent loan migration trend ($ in millions)

Strong Capital Position 20 As of March 31, 2017 Note: The regulatory capital ratios are calculated in accordance with the final capital rules that became effective for Astoria Bank and Astoria Financial Corporation on January 1, 2015, pursuant to the Dodd - Frank Wall Street Reform and Consumer Protection Act and the Basel III capital standards. Tier 1 Leverage Common Equity Tier 1 Risk-Based Tier 1 Risk-Based Total Risk-Based Tangible Common Equity 12.44% 21.86% 21.86% 22.89% 11.12% 18.02% 19.60% 20.62% 9.95% Bank Holding Company

Transaction Summary Pro Forma Branch Map Pending Merger with Sterling Bancorp • On March 6, 2017, Astoria entered into a definitive agreement to merge with Sterling Bancorp ( NYSE: STL) • Creates a ~$29 billion premier NYC bank with a diversified balance sheet and income statement • Combined franchise would have a Top 6 market share in NYC among regional banks with ~$19 billion in deposits • Leverage Sterling’s commercial lending expertise with Astoria’s strong retail franchise • Estimated financial impact is compelling: accretive to tangible book value per share at closing and accretive to earnings per share in 2018 • Targeted closing: Fourth quarter 2017 21 STL Pro Forma Tangible Common Equity $1.1 billion $2.2 billion Tangible Assets $13.4 billion $27.6 billion TCE / TA 8.14% 8.04% STL AF Pro Forma Information as of 12/31/2016

Pro Forma Capitalization 22 (1) For a description of the pro forma merger adjustments used to derive the information under “Pending Merger” above, see “Unaudited Pro Forma Condensed Combined Financial Statements” in the joint proxy statement/prospectus on Schedule 14A filed by Astoria with the SEC on May 1, 2017. (2) Assumes Astoria’s $250 million 5.000% Senior Notes due June 19, 2017 are repaid with proceeds of the $200 million senior notes offering and excess cash of $50 million. $ in thousands Pro Forma as of December 31, 2016 for Astoria Financial Sterling Bancorp Pending Merger ¹ and 12/31/2016 12/31/2016 Pending Merger ¹ Senior Notes Offering ² Total assets $14,558,652 $14,178,447 $29,510,290 $29,460,290 Total loans, net 10,331,087 9,463,608 19,530,795 19,530,795 Total deposits 8,877,055 10,068,259 18,956,004 18,956,004 Senior notes 249,752 76,469 326,221 276,221 Subordinated notes – 172,501 172,501 172,501 FHLB and other borrowings 3,385,000 1,807,642 5,305,547 5,305,547 Preferred equity 129,796 – 129,796 129,796 Common equity 1,584,277 1,855,183 4,089,056 4,089,056 Stockholders' equity 1,714,073 1,855,183 4,218,852 4,218,852

Pro Forma Double Leverage and Interest Coverage

$ in thousands	Astoria Financial For the 12 Months Ended December 31, 2016	Pro Forma for Pending Merger [1] For the 12 Months Ended December 31, 2016	Pro Forma for Pending Merger [1] and Senior Notes Offering For the 12 Months Ended December 31, 2016
Bank Level Common Equity	$1,883,903	$4,376,975 [2]	$4,326,975
Consolidated Equity	1,714,073	4,218,852	4,218,852
Double Leverage Ratio	109.9%	103.7%	102.6%
Senior Notes Offering			200,000
Repayment of 5.000% Senior Notes due June 19, 2017			250,000 [3]
Pro Forma Bank Level Common Equity			4,326,975
Double Leverage Ratio (With senior debt issuance)			102.6%
Interest Coverage			
Deposit Interest Expense	$26,899	$57,950	$57,950
Borrowings Interest Expense	96,360	82,818	82,818
Total Interest Expense	$123,259	$140,768	$140,768
Pre-Tax Income	$112,257	$385,185	$385,185
Interest Coverage (Including deposit expense)	1.91x	3.74x	3.74x
Interest Coverage (Excluding deposit expense)	2.16x	5.65x	5.65x
Pro Forma Adjustment to Interest Expense [4]			(4,500)
Pro Forma Interest Coverage (Including deposit expense)	1.91x	3.74x	3.86x
Pro Forma Interest Coverage (Excluding deposit expense)	2.16x	5.65x	5.98x

(1) For a description of the pro forma merger adjustments used to derive the information under "Pro Forma for Pending Merger" above, see "Unaudited Pro Forma Condensed Combined Financial Statements" in the joint proxy statement/prospectus on Schedule 14A filed by Astoria with the SEC on May 1, 2017.

(2) Pro forma amount of $4,376,975 based on December 31, 2016 bank level common equity from Astoria Bank call report data and Sterling National Bank call report data on consolidated equity increase plus the consolidated equity increase highlighted in the pro forma merger adjustments. See footnote (1) above.

(3) Assumes $50 million of excess cash at the bank level used for the repayment of $250 million 5.000% Senior Notes due June 19, 2017.

(4) Assumes Astoria's $250 million 5.000% Senior Notes due June 19, 2017 ($12.5 million annual interest expense) are repaid and coupon of 4.000% on proposed $200 million senior notes offering ($8.0 million annual interest expense) for illustrative purposes only.

ASTORIA FINANCIAL CORPORATION 23

Investment Summary 24 (1) LTV ratios are based on current principal balances and original appraised values. (2) Core market includes: Kings, Queens, Nassau and Suffolk counties. • Conservative Corporate Strategy – Quality mortgage lending – Quality retail and business banking – Disciplined cost control – Capital ratios exceed the minimum levels required to be considered well capitalized for all bank regulatory purposes • Disciplined Lending – Multi - family/CRE 1Q17 originations of $95.0 million with a weighted average LTV at origination of approximately 38% and weighted average debt service coverage ratio of approximately 1.37 all in footprint – Residential 1Q17 originations of $135.8 million with a weighted average LTV at origination of approximately 57% – $3.1 billion, or 59% of residential portfolio, originated 2008 through 1Q17, with weighted average LTVs of approximately 54% (1) , substantially all of which are current – No Alt A loans originated since 2007 – Residential I/O portfolio reduced by $1.8 billion, or 88.2% over last 3 years ($370.6 million, or 60.1% over the last year alone) to $246.0 million at March 31, 2017 • Attractive and Stable Franchise – Significant deposit market share in core market (2) – Core deposit growth: emphasis on personal and business checking, marketing campaigns • Strong Leadership and Culture – Average of 35 years of executive management experience – Insider ownership at 10%

Addendum

Non - GAAP Reconciliation 26 Astoria Financial Corporation March 31, 2017 TCE/TA Ratio Dollars in thousands For the Quarter Ending, March 31, 2017 Common stockholders' equity $1,594,168 Less: Intangible assets (185,151) Tangible common equity $1,409,017 Total assets $14,342,610 Less: Intangible assets (185,151) Tangible assets $14,157,459 Tangible common equity / Tangible assets 9.95% Unaudited Pro Forma Information as of December 31, 2016 Dollars and shares in thousands Sterling Bancorp Astoria Financial Corp Pro Forma Merger December 31, 2016 December 31, 2016 Combined Common stockholders' equity $1,855,183 $1,584,277 $4,089,056 Less: Intangible assets (762,953) (185,151) (1,865,172) Tangible common equity $1,092,230 $1,399,126 $2,223,884 Total assets $14,178,447 $14,558,652 $29,510,290 Less: Intangible assets (762,953) (185,151) (1,865,172) Tangible assets $13,415,494 $14,373,501 $27,645,118 Tangible common equity / Tangible assets 8.14% 9.73% 8.04%